Issuer Free Writing Prospectus, dated November 6, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated November 6, 2019
Registration Statement No. 333-225318

Final Term Sheet

3.000% Notes due 2030

This term sheet relates only to the securities described below and should be read together with Healthpeak Properties, Inc.’s preliminary prospectus supplement dated November 6, 2019 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 31, 2018 and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	Healthpeak Properties, Inc.

Trade Date:	November 6, 2019

Settlement Date:	November 21, 2019 (T+10)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa1(Stable)/BBB+(Stable)/BBB+ (Stable)

Securities Offered:	3.000% Notes due 2030

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	January 15, 2030

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2020

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price/Yield:	98-11 / 1.811%

Spread to Benchmark Treasury:	+123 basis points

Yield to Maturity:	3.041%

Coupon:	3.000% per year

Price to Public:	99.640% of the principal amount, plus accrued interest, if any

Optional Redemption Provisions: Make-Whole Call:	Prior to October 15, 2029 (the “Par Call Date”), +20 basis points

Par Call:	On and after the Par Call Date, at par

CUSIP / ISIN:	42250P AA1 / US42250PAA12

Total Net Proceeds:	Approximately $742,425,000, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering (i) to fund the redemption, prior to their stated maturity date, of all $350 million aggregate principal amount of its 4.000% Senior Notes due December 2022 that are outstanding, and the payment of accrued interest and related fees, premiums and expenses in connection therewith and (ii) to repay outstanding borrowings under its revolving credit facility, to repay its outstanding commercial paper and/or for other general corporate purposes.

Delayed Settlement:

The Issuer expects that delivery of the notes will be made to investors on or about the settlement date specified above, which will be the 10th business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes offered hereby on the date of this term sheet or the next succeeding seven business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers who wish to trade the notes on the date of this term sheet or the next succeeding seven business days should consult their advisors.

Joint Book-Running Managers:

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC
Credit Agricole Securities (USA) Inc.
RBC Capital Markets, LLC
Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

Senior Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Jefferies LLC Regions Securities LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. The Huntington Investment Company

*  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 1-212-834-4533, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.